SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Notification of voting rights pursuant to Art. 25, Sec. 1 WpHG We received the following notification pursuant to Art. 25, Sec. 1 WpHG on October 06, 2015:

1. Listed company:
AIXTRON SE Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: The Goldman Sachs Group, Inc., Wilmington, Delaware, United States

3. Triggering event: Exceeding Threshold

4. Threshold(s) crossed or reached: 5%

5. Date at which the threshold is crossed or reached: 30.09.2015

6. Total amount of voting rights:
5.01% (equals 5644987 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG:
4.99% (equals 5621876 voting rights) thereof held indirectly: 4.99% (equals 5621876 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 0.02% (equals 23111 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25  WpHG:

Chain of controlled undertakings:

Goldman Sachs International is controlled by Goldman Sachs Group UK Limited which is controlled by Goldman Sachs (UK) L.L.C. which is controlled by The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is controlled by The Goldman, Sachs & Co. L.L.C. which is controlled by The Goldman Sachs Group, Inc.

ISIN or name/description of the financial/other instrument: Stock Loan (Physical) Expiration date: Open

Furthermore we received the following notification pursuant to Art. 25a WpHG on October 06, 2015:

1. Listed company:
AIXTRON SE Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: The Goldman Sachs Group, Inc., Wilmington, Delaware, United States

3. Triggering event: Exceeding Threshold

4. Threshold(s) crossed or reached: 5%

5. Date at which the threshold is crossed or reached: 30.09.2015

6. Total amount of voting rights:
5.04% (equals 5677813 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG:
0.03% (equals 32826 voting rights) thereof held indirectly: 0.03% (equals 32826 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG:
4.99% (equals 5621876 voting rights) thereof held indirectly: 4.99% (equals 5621876 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 0.02% (equals 23111 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

Chain of controlled undertakings:

Goldman Sachs International is controlled by Goldman Sachs Group UK Limited which is controlled by Goldman Sachs (UK) L.L.C. which is controlled by The Goldman Sachs Group, Inc.

ISIN or name/description of the financial/other instrument: CFD (Cash) Expiration date: 14.07.2025

Furthermore we received the following notification pursuant to Art. 25, Sec. 1 WpHG on October 06, 2015:

1. Listed company:
AIXTRON SE Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier:  The Goldman Sachs Group, Inc., Wilmington, Delaware, United States

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached: 5%

5. Date at which the threshold is crossed or reached: 02.10.2015

6. Total amount of voting rights:
4.65% (equals 5243631 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG:
4.63% (equals 5220420 voting rights) thereof held indirectly: 4.63% (equals 5220420 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 0.02% (equals 23211 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25  WpHG:

Chain of controlled undertakings:

Goldman Sachs International is controlled by Goldman Sachs Group UK Limited which is controlled by Goldman Sachs (UK) L.L.C. which is controlled by The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is controlled by The Goldman, Sachs & Co. L.L.C. which is controlled by The Goldman Sachs Group, Inc.

ISIN or name/description of the financial/other instrument: Stock Loan (Physical) Expiration date: Open

Furthermore we received the following notification pursuant to Art. 25a WpHG on October 06, 2015:

1. Listed company: AIXTRON SE Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: The Goldman Sachs Group, Inc., Wilmington, Delaware, United States

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached: 5%

5. Date at which the threshold is crossed or reached: 02.10.2015

6. Total amount of voting rights:
4.68% (equals 5276457 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG:
0.03% (equals 32826 voting rights) thereof held indirectly: 0.03% (equals 32826 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG:
4.63% (equals 5220420 voting rights) thereof held indirectly: 4.63% (equals 5220420 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 0.02% (equals 23211 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

Chain of controlled undertakings:

Goldman Sachs International is controlled by Goldman Sachs Group UK Limited which is controlled by Goldman Sachs (UK) L.L.C. which is controlled by The Goldman Sachs Group, Inc.

ISIN or name/description of the financial/other instrument: CFD (Cash) Expiration date: 14.07.2025

Furthermore, on October 07, 2015, UBS Group AG, Zurich, Switzerland has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 5% threshold of the Voting Rights on October 01, 2015 and on that day amounted to 4.67% (this corresponds to 5262909 Voting Rights). 4.67% of Voting Rights (this corresponds to 5262909 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 1 of the WpHG (German Securities Trading Act). Attributed Voting Rights are held by the following companies under its control, whose share of the Voting Rights in AIXTRON SE amounts to 3 percent or more: UBS AG.

Furthermore, on October 07, 2015, UBS AG, Zurich, Switzerland has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 5% threshold of the Voting Rights on October 01, 2015 and on that day amounted to 4.67% (this corresponds to 5262909 Voting Rights). 0.51% of Voting Rights (this corresponds to 572811 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 1 of the WpHG (German Securities Trading Act).

Furthermore, we received the following notification pursuant to Art. 25a WpHG on October 07, 2015:

1. Listed company:
AIXTRON SE Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS Group AG, Zurich, Switzerland

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 01.10.2015

6. Total amount of voting rights:
9.79% (equals 11031357 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG:
3.68% (equals 4146938 voting rights) thereof held indirectly: 3.68% (equals 4146938 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG:
1.44% (equals 1621510 voting rights) thereof held indirectly: 1.44% (equals 1621510 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 4.67% (equals 5262909 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

Chain of controlled undertakings:

UBS AG ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 22.09.2017

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 27.08.2018

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 21.08.2018

ISIN or name/description of the financial/other instrument: Equity options Expiration date: 18.12.2015

Furthermore, we received the following notification pursuant to Art. 25a WpHG on October 07, 2015:

1. Listed company:
AIXTRON SE Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier: UBS AG, Zurich, Switzerland

3. Triggering event: Falling below threshold

4. Threshold(s) crossed or reached: 10%

5. Date at which the threshold is crossed or reached: 01.10.2015

6. Total amount of voting rights:
9.79% (equals 11031357 voting rights) calculated from the following total number of voting rights issued: 112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG:
3.68% (equals 4146938 voting rights) thereof held indirectly: 0% (equals 0 voting rights)

Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG:
1.44% (equals 1621510 voting rights) thereof held indirectly: 0.27% (equals 308270 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG: 4.67% (equals 5262909 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a WpHG:

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 22.09.2017

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 02.07.2018

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 27.08.2018

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap Expiration date: 21.08.2018

ISIN or name/description of the financial/other instrument: Equity options Expiration date: 18.12.2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	October 9, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO